                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               FLORIDA BANKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    340560101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 6, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
CUSIP NO. 340560101                  13D                PAGE  2   OF   9   PAGES
------------------------                                ------------------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CARLSON CAPITAL, L.P.                       I.R.S. IDENTIFICATION NO. 75-249-4317
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [  ]
                                                                                             (b) [X ]


-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [  ]


-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------------------------------

   NUMBER OF     7      SOLE VOTING POWER
    SHARES
                        0
                 --------------------------------------------------------------------------------------
 BENEFICIALLY    8      SHARED VOTING POWER
   OWNED BY
                        483,600
                 --------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER
   REPORTING
                        0
                 --------------------------------------------------------------------------------------
  PERSON WITH    10     SHARED DISPOSITIVE POWER

                        483,600
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          483,600
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [  ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.20%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IA, PN
-------------------------------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP NO. 340560101                  13D                PAGE  3   OF   9   PAGES
------------------------                                ------------------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          CARLSON OFFSHORE ADVISORS, L.P.                     I.R.S. IDENTIFICATION NO. -75-273-3266---
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [  ]
                                                                                            (b)  [X ]


-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [  ]


-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------------------------------

   NUMBER OF     7      SOLE VOTING POWER
    SHARES
                        0
                 --------------------------------------------------------------------------------------
 BENEFICIALLY    8      SHARED VOTING POWER
   OWNED BY
                        483,600
                 --------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER
   REPORTING
                        0
                 --------------------------------------------------------------------------------------
  PERSON WITH    10     SHARED DISPOSITIVE POWER

                        483,600
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          483,600
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [  ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.20%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IA, PN
-------------------------------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP NO. 340560101                  13D                PAGE  4   OF   9   PAGES
------------------------                                ------------------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          DOUBLE BLACK DIAMOND OFFSHORE LDC                  I.R.S. IDENTIFICATION NO.
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [  ]
                                                                                            (b)  [X ]


-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [  ]


-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          CAYMAN ISLANDS
-------------------------------------------------------------------------------------------------------

   NUMBER OF     7      SOLE VOTING POWER
    SHARES
                        0
                 --------------------------------------------------------------------------------------
 BENEFICIALLY    8      SHARED VOTING POWER
   OWNED BY
                        303,465
                 --------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER
   REPORTING
                        0
                 --------------------------------------------------------------------------------------
  PERSON WITH    10     SHARED DISPOSITIVE POWER

                        303,465
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          303,465
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [  ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.52%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IV, CO
-------------------------------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP NO. 340560101                  13D                PAGE  5   OF   9   PAGES
------------------------                                ------------------------

-------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          CLINT D CARLSON                             SOCIAL SECURITY NO. ----
-------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [  ]
                                                                                             (b) [X ]


-------------------------------------------------------------------------------------------------------
3         SEC USE ONLY



-------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
-------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [  ]


-------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-------------------------------------------------------------------------------------------------------

   NUMBER OF     7      SOLE VOTING POWER
    SHARES
                        21,200
                 --------------------------------------------------------------------------------------
 BENEFICIALLY    8      SHARED VOTING POWER
   OWNED BY
                        483,600
                 --------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER
   REPORTING
                        21,200
                 --------------------------------------------------------------------------------------
  PERSON WITH    10     SHARED DISPOSITIVE POWER

                        483,600
-------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,200
-------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [X ]

-------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.32%
-------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------------------------------

        This Amendment No. 2 ("Amendment No. 2") to statement on Schedule 13D is filed by Carlson Capital, L.P., a Delaware limited partnership, and Carlson Offshore Advisors, L.P., a Delaware limited partnership (together, the "Partnership Reporting Persons") and Double Black Diamond Offshore LDC, a Cayman Islands limited duration company, and Clint D. Carlson, an individual (together with the Partnership Reporting Persons, the "Reporting Persons"), to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2001, as amended by a statement on Schedule 13D/A filed with the Securities and Exchange Commission on July 13, 2001, relating to shares of Common Stock, $0.01 par value (the "Common Stock"), of Florida Banks, Inc., a Florida corporation (the "Issuer"). This Amendment No. 2 is filed for purposes of revising the percentages of Common Stock of Issuer beneficially owned by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

        (a) This Amendment No. 2 relates to (i) 483,600 shares of Common Stock deemed beneficially owned by the Partnership Reporting Persons, which constitutes approximately 7.20% of the issued and outstanding shares of Common Stock and of which 294,100 shares the Partnership Reporting Persons have acquired through conversion of Series B Preferred Stock on April 16, 2002; and
                (ii) 21,200 shares of Common Stock deemed beneficially owned individually by Clint D. Carlson, which constitutes approximately 0.32% of the issued and outstanding shares of Common Stock and which together with the 483,600 shares of Common Stock that Clint D. Carlson may be deemed to beneficially own but to which he has disclaimed beneficial ownership constitutes approximately 7.52% of the issued and outstanding shares of Common Stock. Of the 483,600 shares of Common Stock referenced above, this Amendment No. 2 relates to 303,465 shares of Common Stock that are also deemed beneficially owned by Double Black Diamond Offshore LDC, a private investment fund of which Carlson Offshore Advisors, L.P. serves as investment adviser, which constitutes approximately 4.52% of the issued and outstanding shares of Common Stock and of which 198,520 shares Double Black Diamond Offshore LDC acquired through conversion of Series B Preferred Stock on April 16, 2002.

        (b) The Partnership Reporting Persons and Clint D. Carlson have shared voting and dispositive power with respect to 483,600 shares of Common Stock. Clint D. Carlson has sole voting and dispositive power with respect to 21,200 shares of Common Stock. Double Black Diamond Offshore LDC has shared voting and dispositive power with respect to 303,465 shares of Common Stock.

        (c) Within the past 60 days, accounts of or managed by the Reporting Persons purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. Except as noted in Exhibit A, all of such purchases and sales were made on the open market.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended as follows:

        Exhibit A:   Transactions in Shares of Common Stock Within Past 60 Days.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: May 16, 2002

                                 CARLSON CAPITAL, L.P.
                                 CARLSON OFFSHORE ADVISORS, L.P.

                                     /s/ CLINT D. CARLSON
                                 -----------------------------------------------
                                 By: Clint D. Carlson, President of the General Partner


                                 DOUBLE BLACK DIAMOND OFFSHORE LDC

                                     /s/ CLINT D. CARLSON
                                 -----------------------------------------------
                                 By: Clint D. Carlson, Director, Double Black Diamond Ltd., Director


                                 CLINT D. CARLSON, AN INDIVIDUAL

                                     /s/ CLINT D. CARLSON
                                 -----------------------------------------------
                                 By:  Clint D. Carlson

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                               Within Past 60 Days

Transactions by Account No. 1

                 -------------------------------------------------------------------------------
                     Trade Type           Trade Date           Quantity           Price ($)
                 -------------------------------------------------------------------------------
                        SELL            March 11, 2002        2,125           $7.8825 per share
                 -------------------------------------------------------------------------------
                        SELL            March 13, 2002          40            $8.0000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 14, 2002         220            $8.0000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 15, 2002         440            $8.0900 per share
                 -------------------------------------------------------------------------------
                        SELL            March 15, 2002        1,460           $8.0927 per share
                 -------------------------------------------------------------------------------
                        SELL            March 19, 2002        2,125           $8.1690 per share
                 -------------------------------------------------------------------------------
                        SELL            March 19, 2002         440            $8.1150 per share
                 -------------------------------------------------------------------------------
                        SELL            March 20, 2002         440            $8.7000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 20, 2002        2,035           $8.4587 per share
                 -------------------------------------------------------------------------------
                        SELL            March 21, 2002        1,770           $8.2900 per share
                 -------------------------------------------------------------------------------
                        SELL            March 22, 2002         885            $8.3400 per share
                 -------------------------------------------------------------------------------
                        SELL            March 26, 2002         660            $8.3800 per share
                 -------------------------------------------------------------------------------
                        SELL            March 27, 2002        2,125           $8.4458 per share
                 -------------------------------------------------------------------------------
                        SELL            April 2, 2002          325            $8.1200 per share
                 -------------------------------------------------------------------------------
                         **             April 16, 2002       294,100                 n/a
                 -------------------------------------------------------------------------------
                        SELL            April 24, 2002         185            $8.6000 per share
                 -------------------------------------------------------------------------------
                        SELL             May 6, 2002           335            $9.2211 per share
                 -------------------------------------------------------------------------------
                        SELL             May 7, 2002          1,935           $9.1488 per share
                 -------------------------------------------------------------------------------

Transactions by Account No. 2

                 -------------------------------------------------------------------------------
                     Trade Type           Trade Date           Quantity           Price ($)
                 -------------------------------------------------------------------------------
                        SELL            March 11, 2002        2,675           $7.8825 per share
                 -------------------------------------------------------------------------------
                        SELL            March 13, 2002          60            $8.0000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 14, 2002         280            $8.0000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 15, 2002         560            $8.0900 per share
                 -------------------------------------------------------------------------------
                        SELL            March 15, 2002        1,840           $8.0927 per share
                 -------------------------------------------------------------------------------
                        SELL            March 19, 2002        2,675           $8.1690 per share
                 -------------------------------------------------------------------------------
                        SELL            March 19, 2002         560            $8.1150 per share
                 -------------------------------------------------------------------------------
                        SELL            March 20, 2002         560            $8.7000 per share
                 -------------------------------------------------------------------------------
                        SELL            March 20, 2002        2,565           $8.4587 per share
                 -------------------------------------------------------------------------------
                        SELL            March 21, 2002        2,230           $8.2900 per share
                 -------------------------------------------------------------------------------
                        SELL            March 22, 2002        1,115           $8.3400 per share
                 -------------------------------------------------------------------------------
                        SELL            March 26, 2002         840            $8.3800 per share
                 -------------------------------------------------------------------------------
                        SELL            March 27, 2002        2,675           $8.4458 per share
                 -------------------------------------------------------------------------------
                        SELL            April 2, 2002          675            $8.1200 per share
                 -------------------------------------------------------------------------------
                         **             April 16, 2002       198,520                 n/a
                 -------------------------------------------------------------------------------
                        SELL            April 24, 2002         315            $8.6000 per share
                 -------------------------------------------------------------------------------
                        SELL             May 6, 2002           565            $9.2211 per share
                 -------------------------------------------------------------------------------
                        SELL             May 7, 2002          3,265           $9.1488 per share
                 -------------------------------------------------------------------------------


        ** Shares acquired through conversion of Series B Preferred Stock held by Partnership Reporting Persons and Double Black Diamond Offshore LDC on April 16, 2002.

                                       9